EXHIBIT 5.1, 8.1, 23.1

[Letterhead of Thacher Proffitt & Wood llp]

May 24, 2006

Stanwich Asset Acceptance Company, L.L.C. Seven Greenwich Office Park 599 Putnam Avenue Greenwich, Connecticut 06830

Opinion: Takedown
Stanwich Asset Acceptance Company, L.L.C.
Registration Statement on Form S-3, No. 333-130210
$ 738,577,504
Carrington Mortgage Loan Trust, Series 2006-RFC1
Prospectus Supplement, dated May 19, 2006
(including the related Prospectus, dated May 16, 2006)

Ladies and Gentlemen:

We have acted as counsel to Stanwich Asset Acceptance Company, L.L.C., a Delaware limited liability company (the “Registrant”), in connection with the offer and sale of the securities described above (the “Certificates”).

In rendering this opinion letter, we have examined the documents described above and such other documents as we have deemed necessary. We have also assumed the execution, authentication, offer and sale of the Certificates pursuant to and in accordance with the related pooling and servicing agreement, underwriting agreement and prospectus supplement. The opinion expressed herein with respect to enforceability is subject to general principles of equity and the effect of bankruptcy, insolvency, fraudulent conveyance and transfer and other similar laws of general applicability affecting the rights of creditors.

In rendering this opinion letter, we do not express any opinion concerning any laws other than the federal laws of the United States, including without limitation the Internal Revenue Code of 1986, as amended, and the laws of the States of New York and, to the extent applicable, Delaware. We do not express any opinion herein with respect to any matter not specifically addressed in the opinions expressed below.

The tax opinions set forth below are based upon the existing provisions of applicable law and regulations issued or proposed thereunder, published rulings and releases of applicable agencies or other governmental bodies and existing case law, any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based.

Based upon and subject to the foregoing, it is our opinion that:

1.
The Certificates are legally and validly issued, enforceable under the laws of the State of New York in accordance with their terms, and are fully paid and non-assessable and entitled to the benefits of the related pooling and servicing agreement.

2.
The descriptions of federal income tax consequences appearing under the heading “Material Federal Income Tax Consequences” in the Prospectus Supplement, and under the headings “Material Federal Income Tax Consequences” in the Prospectus to which the Prospectus Supplement relates, while not purporting to discuss all possible federal income tax consequences of investment in the securities to which those descriptions relate, are accurate with respect to those tax consequences which are discussed, and we hereby adopt and confirm those descriptions as our opinions.

We hereby consent to the filing of this opinion letter by the Registrant in a Current Report on Form 8-K.

Very truly yours,

/s/ THACHER PROFFITT & WOOD LLP